UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                            Sequential
     Exhibit                   Description                  Page Number
     -------                   -----------                  -----------

       1.         Press release, dated January 24, 2005          4



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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: January 25, 2005              By: /s/ Dafna Gruber
                                       ----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                 Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


                 SUMMERSIDE COMMUNITY NETWORK ROLLS OUT ALVARION
               BROADBAND WIRELESS NETWORK ON PRINCE EDWARD ISLAND



Provincial Deployment Leverages Funding From Government's Broadband Pilot
Program

 To Connect Several Thousand Homes and Businesses in Over 100 Rural Communities

                                   - - - - - -

Mountain View, CA USA; Summerside, PE Canada- January 24, 2005 - Alvarion Ltd, (NASDAQ:ALVR), the global leader in wireless broadband solutions and a provider of specialized mobile systems, today announced that the City of Summerside and its operator partner, Wireless Island Ltd., are deploying a wireless broadband network using Alvarion systems across the western half of the province of Prince Edward Island (PEI). PEI, one of Canada's most popular summer vacation destinations, has a population of around 135,000, and covers an area of approximately 5,600 square kilometers.

Alvarion's BreezeACCESS(TM) wireless broadband solution is being used to provide last mile connections for high-speed Internet access to homes and businesses, as well as to schools and public offices in the region. Alvarion has received orders totaling over $1 million U.S. in 2004, and Wireless Island indicates they expect to continue to expand the deployment during the upcoming months.

"The communities of Prince Edward Island are no different than those near the major urban centers, as reliable access to broadband services is now critical to economic development," says Christopher Ogg, CEO of Wireless Island, based in Summerside, PEI. "Summerside has a vision which recognizes the historic role of cities to provide infrastructure and services beyond their municipal boundaries since a city's prosperity is tied to the larger region. Fostering broadband across the region is a logical extension of this role. Alvarion's BreezeACCESS platform has proven itself the world over as a reliable and high quality way to deliver broadband. And since BreezeACCESS can cover entire regions with only a small amount of infrastructure investment,


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

even an area like ours with a low population density can receive services quickly and cost-effectively."

The new broadband network is being deployed in partnership with the region's cities in order to spur economic development, and is being principally funded through an award by Industry Canada, a federal department with many responsibilities including telecommunications policy, under the Broadband Pilot Program. Launched in 2002, the program seeks to foster deployment of broadband to under-served communities. Significant additional financial support has been provided by the Atlantic Canada Opportunities Agency, a federal agency that promotes economic development.

"In percentage terms, we are one of the fastest growing cities in Canada," commented Terry Murphy, Summerside's longtime chief administrative officer. "We have been working with Wireless Island for some time now to realize our shared vision of broadband ubiquity for users through wireless. Furthermore, as the network follows the Canadian principles of `Open Access,' others can opt to become service providers, thereby providing further economic opportunity to rural areas."

"The PEI deployment again proves the ready-ability of broadband wireless to cover vast areas quickly and economically in contrast to more costly wired networks," commented Amir Rosenzweig, President of Alvarion, Inc. "With its proven success in providing broadband services worldwide, and since Canada has a larger land mass than the U.S., but only 10 percent of the population, we expect broadband wireless, and more importantly, BreezeACCESS, to play an important role in the future of Canadian broadband."

                           About Wireless Island Ltd.

Wireless Island is a PEI-based integrator and developer specializing in community-based networks. With partners in Canada and the US with over twenty years experience in advanced networking, Wireless Island has developed a technical and business model for community networks which integrate wireless, copper and fiber to deliver user-centric wide area networks within the framework of an economic development model. Originally aimed primarily at the developing world where low-cost web open technology solutions offer the possibility of skipping an infrastructure generation, the development and demonstration network built in partnership with the City of Summerside proved an ideal basis for an economically and commercially viable solution for four community groups participating in the Broadband Pilot Program process. For more information, visit www.wirelessisland.net

                 About the City of Summerside Community Network

The City of Summerside is Canada's smallest city and is the main market town for western PEI. The City began deploying the Summerside Community Network in 2001 in a public/private partnership with Wireless Island. The network currently covers over 1000 square kilometers and under the BRAND program the network will over triple in coverage area. The network largely leverages existing community infrastructure such as water towers and grain elevators to minimize cost and speed deployment. For more information, visit: http://www.city.summerside.pe.ca

                                       ###


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

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.



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